ULTRAPAR PARTICIPAÇÕES S.A.
Av. Brigadeiro Luis Antônio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910

December 17, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Via EDGAR

Re:	Ultrapar Participações S.A. Registration Statement on Form F-4 Filed October 1, 2007 File No. 333-146406

Dear Mr. Owings:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ultrapar Participações S.A. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-146406) be accelerated to Monday, December 17, 2007 at 5:30 p.m. EST, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/s/ Pedro Wongtschowski
	Name:	Pedro Wongtschowski
	Title:	Chief Executive Officer

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer